SPINNAKER ETF SERIES
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

July 20, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Spinnaker ETF Series (the “Trust”) File Nos. 333-215942 and 811-22398 Request for Withdrawal of Amendment

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust's Post-Effective Amendment No. 41 filed with respect to the Changebridge Capital Long/Short ETF (S000068719) and the Changebridge Capital Alpha Long ETF (S000068720). The post-effective amendment was filed on Form N-1A on May 27, 2020 (EDGAR Accession Number: 0001484018-20-000043).

The withdrawal is being requested because the Trust has determined not to proceed with the offering of the funds as series of the Trust. No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3807.

Yours truly,

/s/ Tracie A. Coop
Tracie A. Coop, Secretary